PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
(To Prospectus dated April 27, 2017)                 Registration No. 333-216222

                           UNITED CANNABIS CORPORATION
                                  Common Stock


On December 28, 2016, we entered into an Investment Agreement with Tangiers Global, LLC in order to establish a possible source of funding for our operations.

Under the Investment Agreement Tangiers has agreed to provide us with up to $10,000,000 of funding during the period ending April 27, 2020

On May 10, 2017 we amended our agreement with Tangiers such that the maximum amount that we will be entitled to sell to Tangiers with respect to any applicable Put Notice will be equal to 200% of the average of the daily trading volume of our common stock for the ten consecutive trading days immediately prior to the delivery of the Put Notice, so long as the dollar value of the shares we sell is at least $5,000 and does not exceed $500,000 as calculated by multiplying the number of shares specified in the Put Notice by the average daily value weighted average price of our common stock for the ten trading days prior to the delivery of a Put Notice. We may not submit a Put Notice until after the closing of the sale of the shares specified in any previous Put Notice or earlier than the eighth trading day immediately following the delivery of any Put Notice.






















                    Prospectus Supplement dated May 11, 2017